John Ballard

No.30 Guanghua Street, Xiaojingyu Xiang, Wanbailin District

Taiyuan City, Shanxi Province, Shanxi, China 030024

 (303) 885 5501 (office)

(949) 489-0034 (fax)

August 19, 2008

Michael E. Karney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

Longwei Petroleum Investment Holding Limited

Registration Statement on Form S-1/A8

Filed July 17, 2008

File No. 333-146921

Dear Mr. Karney:

On behalf of Longwei Petroleum Investment Holding Limited, a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated August 15, 2008.

General

1.  Please continue to monitor the need to update your financial statements.

Because the Company had a profitable 2007 year-end and expects a profitable 2008 year-end, no financial update is needed.

Selected Consolidated Financial Data, Page 6

2.  We note your response to prior comment one and two of our letter dated July 11, 2008.  We have previously requested that you ensure that your financial information is accurately and consistently disclosed throughout your filing.  We note that your net income per share for the year ended June 30, 2007 as disclosed on page 6 in your summary consolidated financial data is inconsistent with the same disclosure on page 19 in your selected consolidated financial data.  Please modify your disclosure to ensure that the disclosures are consistent.

We have modified our disclosure on page 6 and have made our disclosures consistent throughout the filing.

Quantitative and Qualitative Disclosure About Market Risk, page 37

3.  We note your response to comment three of our letter dated July 11, 2008. Your revised disclosure currently indicates that the Chinese government has unofficially placed a limit of 40% on consolidated gross profits.  Your disclosure further indicates that the Chinese government is not concerned with gross margins on services such as agency fees.  However, your gross margins on services impact your consolidated gross profits. Please clarify how the

Chinese government regulates consolidated gross profits but is at the same time unconcerned about gross profits on services.

We have added the following discussion on page 37 under quantitative and qualitative disclosure about market risks to include in the event that the company exceeds the unofficial guideline of 40% consolidated gross margins the impact of agency fees will be taken into account and deducted from total gross margin in determining if this limit has been exceeded.

Exhibit 23

We note that the consent of your independent registered public accountant does not reference your current filing.  In this manner, the consent references your registration statement on Form S-1/A #6 to be filed on or about June 24, 2008.  Please provide a consent from your independent registered public accountant that applies to your most recent filed document.

We have provided the consent from our registered public accountant that applies to our most recently filed document.

Sincerely yours,

By: /s/ John Ballard